UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026
Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Grab to Execute Up to $400 Million of its Approved Share Repurchase Program

On March 24, 2026, Grab Holdings Limited (“Grab”) announced that it has entered into (i) an accelerated share repurchase (“ASR”) agreement with JPMorgan Chase Bank, National Association (“JPM”) and (ii) a contingent forward purchase (“CFP”) agreement with Morgan Stanley & Co. LLC (“MS”) to repurchase $250 million and up to $150 million, respectively, worth of Grab’s Class A ordinary shares, as part of its previously announced $500 million share repurchase program authorized by the Board of Directors in February 2026. The announcement is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Grab to Execute Up to $400 Million of its Approved Share Repurchase Program

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED
	By:	__/s/ Peter Oey_________________________
Date: March 24, 2026		Name: Peter Oey
Title: Director and Chief Financial Officer